SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2012 Results July 31, 2012 Page 1

AMBEV REPORTS 2012 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 31, 2012 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] announces today its results for the 2012 second quarter (Q2 2012). The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial and Reporting Standards (IFRS), and should be read together with our quarterly  financial information for the three and six month period ended June 30, 2012 filed with the CVM and submitted to the SEC.

 OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Consolidated volumes grew 2.4% in Q2 2012 driven by a 3.9% increase in Brazil.  A tougher industry in most of the Southern Cone and a flat industry in Canada affected volume performance in LAS and Labatt, respectively.  Meanwhile, HILA-ex volumes step changed thanks to the closing of the strategic alliance in the Caribbean, exceeding 2 million hectoliters in the period (versus roughly 1.5 million in Q2 2011).  Net sales increased 10.4% and net revenue/hl grew 7.7%, above average inflation for our country footprint, mainly thanks to our performance in Brazil (+7.4%).

Cost of Goods Sold (COGS): COGS/hl grew below inflation at 3.4% in Q2 2012.  Gains in currency hedges once again helped offset input cost pressure from raw materials, packaging and labor in some of our operations.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) expenses rose by 18.7% in the quarter.  In addition to general inflation, our results were impacted by higher administrative expenses (mainly bonus accruals) in Brazil and greater distribution expenses in Brazil and LAS.  In terms of commercial spend, LAS invested more to support innovation launches, Canada likewise, while in Brazil expenses grew less due to the phasing which took place in Q1 2012, as anticipated.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA increased 9.3% organically in the second quarter, reaching R$ 2,975.7 million.  Gross margin expanded 140 bps due to margin expansion in all our business units except HILA-ex, which posted a positive EBITDA of R$ 37.2 million.  EBITDA margin reached 43.6%, with a margin contraction of 40 bps.

Operating Cash generation and Profit: Cash generated from our operations was R$ 2,749.0 million in Q2 2012, which represents an increase of 6.2%.  Normalized Profit reached R$ 1,959.2 million (+6.6%) in the quarter against a very tough comparison due to a lower income tax expense in Q2 2011, and normalized Earnings per share (EPS) increased 6.1%.

CAPEX: We invested R$ 628.2 million during the second quarter, the majority of which continued to be dedicated to the improvement of our supply and warehousing footprint in Brazil.

Pay-out and Financial discipline: In Q2 2012 we paid a dividend and IOC of R$ 2.5 billion, and we also made a cash payment of around R$ 2.5 billion upon closing of the strategic alliance in the Caribbean in mid-May.  In addition, on May 30 we declared a dividend and IOC payment of approximately R$ 1.2 billion paid as from July 27.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	2Q11	2Q12	Reported	Organic	YTD11	YTD12	Reported	Organic
Total volumes	36,181.7	37,378.5	3.3%	2.4%	76,978.3	79,608.9	3.4%	3.4%
Beer	26,093.1	26,860.2	2.9%	1.7%	55,569.1	57,116.0	2.8%	2.7%
CSD and NANC	10,088.6	10,518.3	4.3%	4.0%	21,409.2	22,492.9	5.1%	4.9%

Net sales	5,811.6	6,825.4	17.4%	10.4%	12,373.7	14,061.1	13.6%	10.1%
Gross profit	3,793.0	4,525.0	19.3%	12.7%	8,248.1	9,448.0	14.5%	11.1%
Gross margin	65.3%	66.3%	100 bps	140 bps	66.7%	67.2%	50 bps	60 bps
EBITDA	2,578.9	2,948.9	14.3%	8.7%	5,676.8	6,339.1	11.7%	8.8%
EBITDA margin	44.4%	43.2%	-120 bps	-70 bps	45.9%	45.1%	-80 bps	-50 bps
Normalized EBITDA	2,583.6	2,975.7	15.2%	9.3%	5,682.1	6,365.9	12.0%	9.0%
Normalized EBITDA margin	44.5%	43.6%	-90 bps	-40 bps	45.9%	45.3%	-60 bps	-40 bps
Profit - Ambev holders	1,832.6	1,932.4	5.4%		3,921.2	4,278.8	9.1%
Normalized profit - Ambev holders	1,837.3	1,959.2	6.6%		3,926.5	4,305.6	9.7%
No. of share outstanding (millions)	3,104.2	3,118.4			3,104.2	3,118.4
EPS (R$/shares)	0.59	0.62	5.0%		1.26	1.37	8.6%
Normalized EPS	0.59	0.63	6.1%		1.26	1.38	9.2%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2011 (Q2 2011), as the case may be. Values in this release may not add up due to rounding.

Second Quarter 2012 Results

July 31, 2012

 SUMMARY

Ambev’s second quarter performance was marked by an improving EBITDA (R$ 2,975.7 million, an organic growth of 9.3%) thanks to a better overall top line performance (Net sales up 10.4%), COGS per hectoliter continuing to grow below inflation (+3.4%), and despite higher SG&A (+18.7%).  Also, due to the closing of the strategic alliance in the Caribbean, our reported results include for the first time Cervecería Nacional Dominicana’s (CND) May and June performance, which is treated as a scope in our HILA-ex division along with AmbevDominicana’s results in those two months.

Our Brazilian business delivered 3.9% of volume growth in the quarter, giving us 4.4% growth year to date.  Beer Brazil volumes increased 2.8% in 2Q12, slightly below an industry that grew in line with the first quarter, with a market share loss of 20 bps (average of 68.8% for 2Q12 and 68.9% year to date, +30 bps versus last year).  Our efforts around rolling-out the 300 ml returnable glass bottle combined with the solid performance of Antarctica Sub-Zero helped drive our volume performance.  Our premium brand strategy also continues on track, with Budweiser and Stella Artois continuing to lead the way.  In Brazil CSD/NANC, Guaraná Antarctica and multi-serve presentations growth were the main contributors to volumes increasing by 6.9%, with a stable market share that averaged 17.8% in the quarter.  Top line performance improved considerably as compared to the first quarter, with Brazil net revenue per hectoliter growing 7.2% in Beer and 10.9% in CSD/NANC.  In terms of costs and expenses, COGS per hectoliter increased 0.8% for Brazil, and higher administrative and logistics expenses led to an increase of 19.7% in SG&A.  Normalized EBITDA for Brazil grew 12.2% in 2Q12 with 30 bps margin expansion.

“Amid several macro-economic signs of a slowing down in the Brazilian economy in the short term, our team nevertheless managed to simultaneously deliver volume and net revenue growth in beer by focusing on executing our commercial plans.  Our volume performance in CSD/NANC was even better, which shows that our efforts over the last few years to improve our product portfolio not only in terms of packaging innovation but also in terms of developing new flavors and entering into new non-alcoholic beverage categories is paying off.  There is still much to be done, but I am confident we are on the right track”, says João Castro Neves, CEO for Ambev.

With the closing of the strategic alliance in the Caribbean and subsequent consolidation of CND’s results, HILA-ex reported a positive EBITDA of R$ 37.2 million in the quarter, doubling our beer volumes for the region, which reached approximately 1.2 million hectoliters in the quarter.  According to João Castro Neves: “The main highlight of our second quarter for HILA-ex was obviously closing and launching the integration plan for CND’s business.  The integration plan is well underway towards delivering the estimated combined EBITDA of US$ 190 million for the first 12 months of combined operations”.

Latin America South delivered normalized EBITDA of R$ 410.8 million in the period.  “In the second quarter we faced an overall decrease in beer market volumes in Argentina, Bolivia and Paraguay due to a challenging macroeconomic environment.  Cost pressures also remained the norm.  However, the implementation of our pricing strategy combined with the consistent performance of our mainstream and premium brands – particularly in Argentina, where we achieved our all-time high market share – helped us deliver 7.8% EBITDA growth for the quarter, which was impacted by heavier investments behind our brands.  Looking forward we remain confident in continuing to deliver double digit EBITDA growth”, says Francisco Sá, CEO for Latin America South.

As for Canada, Labatt delivered a normalized EBITDA of R$ 452.2 million in the quarter (-2.1% versus 2Q11).  “Net revenue per hectoliter growth was the main driver behind our top line performance, while our EBITDA results were impacted by higher sales and marketing phasing to adequately support our market promotions and innovation in anticipation of the summer season”, says Bary Benun, Labatt’s President.

Cash generated from operations in 2Q12 totaled R$ 2,749.0 million, and we ended the quarter with a net cash position of R$ 989.8 million.  According to Nelson Jamel, Ambev’s CFO: “Operational cash flow grew 6.2% in the quarter due to our EBITDA growth and different timing of capex investments as compared to last year.  Regarding cash position, our net cash balance as of June 30, 2012 reduced significantly, as we had mentioned in prior quarters, and does not yet account for the approximately R$ 1.2 billion dividend and IOC paid as from July 27”.

Finally, regarding the outlook for Brazil, we continue to believe full year volume growth should be higher than last year’s, and we will continue to pursue a more balanced top line growth than 2011.  Moreover, net revenue per hectoliter for the year should increase at least in line with inflation, while COGS per hectoliter is still expected to move below inflation.  And given the increase in Brazilian federal excise taxes taking effect in October 2012, we may also be required to revise the magnitude of our capex plans of up to R$ 2.5 billion for the country in 2012.

Second Quarter 2012 Results

July 31, 2012

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Net revenue	5,811.6	140.2	272.5	601.0	6,825.4	17.4%	10.4%
Cost of goods sold (COGS)	(2,018.6)	(63.8)	(99.5)	(118.4)	(2,300.4)	14.0%	5.9%
Gross profit	3,793.0	76.4	173.0	482.6	4,525.0	19.3%	12.7%
Selling, general and administrative (SG&A)	(1,720.4)	(42.6)	(86.5)	(297.0)	(2,146.5)	24.8%	17.2%
Other operating income	161.5	2.4	(0.3)	5.6	169.3	4.8%	3.5%
Normalized operating income (normalized EBIT)	2,234.1	36.2	86.3	191.2	2,547.8	14.0%	8.6%
Special items above EBIT	(4.8)	(7.6)	(0.1)	(14.3)	(26.8)	nm	nm
Net finance results	(25.4)				(168.3)	nm
Share of results of associates	0.0				(0.3)	nm
Income tax expense	(358.3)				(394.8)	10.2%
Profit	1,845.7				1,957.6	6.1%
Attributable to Ambev holders	1,832.6				1,932.4	5.4%
Attributable to non-controlling interests	13.1				25.2	92.1%
Normalized profit	1,850.5				1,984.4	7.2%
Attributable to Ambev holders	1,837.3				1,959.2	6.6%

Normalized EBITDA	2,583.6	51.7	101.0	239.3	2,975.7	15.2%	9.3%

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Net revenue	12,373.7	114.8	333.0	1,239.6	14,061.1	13.6%	10.1%
Cost of goods sold (COGS)	(4,125.7)	(43.2)	(119.7)	(324.6)	(4,613.1)	11.8%	7.9%
Gross profit	8,248.1	71.6	213.3	915.0	9,448.0	14.5%	11.1%
Selling, general and administrative (SG&A)	(3,556.9)	(41.0)	(107.9)	(491.8)	(4,197.5)	18.0%	13.8%
Other operating income	296.8	2.4	0.8	8.5	308.5	3.9%	2.8%
Normalized operating income (normalized EBIT)	4,988.0	33.0	106.2	431.7	5,558.9	11.4%	8.7%
Special items above EBIT	(5.3)	(7.6)	(0.1)	(13.8)	(26.8)	nm	nm
Net finance results	(70.8)				(228.3)	nm
Share of results of associates	0.1				0.1	nm
Income tax expense	(960.2)				(979.6)	2.0%
Profit	3,951.7				4,324.3	9.4%
Attributable to Ambev holders	3,921.2				4,278.8	9.1%
Attributable to non-controlling interests	30.5				45.4	49.0%
Normalized profit	3,957.0				4,351.1	10.0%
Attributable to Ambev holders	3,926.5				4,305.6	9.7%

Normalized EBITDA	5,682.1	48.5	124.3	511.0	6,365.9	12.0%	9.0%

Second Quarter 2012 Results

July 31, 2012

 Ambev - Consolidated results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Second Quarter 2012 Results

July 31, 2012

Ambev Consolidated

The table below summarizes Ambev’s consolidated results for Q2 2012.  We delivered normalized EBITDA of R$ 2,975.7 million in the quarter, an increase of 9.3% when compared to Q2 2011.  Gross margins continued to expand (+140 bps in the quarter), while EBITDA margin showed some contraction (-40 bps for Q2 2012) as a result of timing of bonus accrual, higher logistics costs and phasing of sales and marketing investments.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	36,181.7	354.0	-	842.8	37,378.5	3.3%	2.4%
Net revenue	5,811.6	140.2	272.5	601.0	6,825.4	17.4%	10.4%
Net revenue/hl	160.6	2.3	7.3	12.4	182.6	13.7%	7.7%
COGS	(2,018.6)	(63.8)	(99.5)	(118.4)	(2,300.4)	14.0%	5.9%
COGS/hl	(55.8)	(1.2)	(2.7)	(1.9)	(61.5)	10.3%	3.4%
Gross profit	3,793.0	76.4	173.0	482.6	4,525.0	19.3%	12.7%
Gross margin	65.3%				66.3%	100 bps	140 bps
SG&A excl. deprec.&amort.	(1,584.1)	(40.0)	(82.4)	(297.0)	(2,003.5)	26.5%	18.7%
SG&A deprec.&amort.	(136.3)	(2.6)	(4.1)	(0.0)	(143.0)	4.9%	0.0%
SG&A total	(1,720.4)	(42.6)	(86.5)	(297.0)	(2,146.5)	24.8%	17.2%
Other operating income	161.5	2.4	(0.3)	5.6	169.3	4.8%	3.5%
Normalized EBIT	2,234.1	36.2	86.3	191.2	2,547.8	14.0%	8.6%
Normalized EBIT margin	38.4%				37.3%	-110 bps	-60 bps
Normalized EBITDA	2,583.6	51.7	101.0	239.3	2,975.7	15.2%	9.3%
Normalized EBITDA margin	44.5%				43.6%	-90 bps	-40 bps

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	76,978.3	48.3		2,582.4	79,608.9	3.4%	3.4%
Net revenue	12,373.7	114.8	333.0	1,239.6	14,061.1	13.6%	10.1%
Net revenue/hl	160.7	1.4	4.2	10.3	176.6	9.9%	6.4%
COGS	(4,125.7)	(43.2)	(119.7)	(324.6)	(4,613.1)	11.8%	7.9%
COGS/hl	(53.6)	(0.5)	(1.5)	(2.3)	(57.9)	8.1%	4.3%
Gross profit	8,248.1	71.6	213.3	915.0	9,448.0	14.5%	11.1%
Gross margin	66.7%				67.2%	50 bps	60 bps
SG&A excl. deprec.&amort.	(3,288.7)	(38.4)	(102.5)	(476.3)	(3,905.9)	18.8%	14.5%
SG&A deprec.&amort.	(268.2)	(2.6)	(5.4)	(15.4)	(291.6)	8.7%	5.8%
SG&A total	(3,556.9)	(41.0)	(107.9)	(491.8)	(4,197.5)	18.0%	13.8%
Other operating income	296.8	2.4	0.8	8.5	308.5	3.9%	2.8%
Normalized EBIT	4,988.0	33.0	106.2	431.7	5,558.9	11.4%	8.7%
Normalized EBIT margin	40.3%				39.5%	-80 bps	-50 bps
Normalized EBITDA	5,682.1	48.5	124.3	511.0	6,365.9	12.0%	9.0%
Normalized EBITDA margin	45.9%				45.3%	-60 bps	-40 bps

Second Quarter 2012 Results

July 31, 2012

Latin America North (LAN)

Our LAN region includes Brazil Beer, Brazil CSD & Nanc and HILA-ex, which since May also includes the operational and financial results of Cervecería Nacional Dominicana.  LAN delivered normalized EBITDA of R$ 2,112.7 million in the quarter, representing an organic growth of 12.1%.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	26,504.4	630.0		912.1	28,046.6	5.8%	3.4%
Net revenue	4,004.4	160.4	25.7	457.8	4,648.2	16.1%	11.4%
Net revenue/hl	151.1	2.4	0.9	11.3	165.7	9.7%	7.5%
COGS	(1,368.2)	(81.7)	(17.5)	(70.2)	(1,537.6)	12.4%	5.1%
COGS/hl	(51.6)	(1.8)	(0.6)	(0.8)	(54.8)	6.2%	1.5%
Gross profit	2,636.2	78.7	8.1	387.5	3,110.6	18.0%	14.7%
Gross margin	65.8%				66.9%	110 bps	190 bps
SG&A excl. deprec.&amort.	(1,089.4)	(41.9)	(13.0)	(226.6)	(1,370.8)	25.8%	20.7%
SG&A deprec.&amort.	(107.8)	(2.6)	(0.7)	0.5	(110.7)	2.7%	-0.4%
SG&A total	(1,197.2)	(44.5)	(13.7)	(226.2)	(1,481.6)	23.8%	18.8%
Other operating income	159.6	2.4	(0.5)	8.1	169.7	6.3%	5.1%
Normalized EBIT	1,598.6	36.7	(6.0)	169.5	1,798.7	12.5%	10.6%
Normalized EBIT margin	39.9%				38.7%	-120 bps	-30 bps
Normalized EBITDA	1,840.9	52.2	(2.8)	222.3	2,112.7	14.8%	12.1%
Normalized EBITDA margin	46.0%				45.5%	-50 bps	30 bps

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	55,623.0	630.0		2,313.7	58,566.6	5.3%	4.2%
Net revenue	8,723.5	160.4	36.6	787.7	9,708.3	11.3%	9.0%
Net revenue/hl	156.8	1.1	0.6	7.2	165.8	5.7%	4.6%
COGS	(2,830.5)	(81.7)	(24.2)	(176.1)	(3,112.5)	10.0%	6.2%
COGS/hl	(50.9)	(0.9)	(0.4)	(1.0)	(53.1)	4.4%	1.9%
Gross profit	5,893.0	78.7	12.4	611.6	6,595.7	11.9%	10.4%
Gross margin	67.6%				67.9%	40 bps	80 bps
SG&A excl. deprec.&amort.	(2,293.4)	(41.9)	(17.9)	(351.8)	(2,705.0)	17.9%	15.3%
SG&A deprec.&amort.	(211.1)	(2.6)	(1.5)	(13.7)	(229.0)	8.5%	6.5%
SG&A total	(2,504.5)	(44.5)	(19.4)	(365.6)	(2,934.0)	17.1%	14.6%
Other operating income	297.2	2.4	(0.1)	17.2	316.7	6.6%	5.8%
Normalized EBIT	3,685.7	36.7	(7.1)	263.3	3,978.5	7.9%	7.2%
Normalized EBIT margin	42.2%				41.0%	-130 bps	-70 bps
Normalized EBITDA	4,163.1	52.2	(3.1)	358.3	4,570.5	9.8%	8.6%
Normalized EBITDA margin	47.7%				47.1%	-60 bps	-20 bps

Second Quarter 2012 Results

July 31, 2012

Ambev Brazil

Our Brazilian business delivered normalized EBITDA of R$ 2,075.5 million in the second quarter, which represents an organic growth of 12.2%.  EBITDA margin expanded 30 bps to 47.8%.

Volumes grew 3.9%, with Brazil CSD & NANC absolute volumes growing nearly as much as Brazil Beer volumes.  Also, both Beer and CSD & NANC delivered stronger pricing performance, leading to net revenue per hectoliter growth of 7.4% for the quarter.

Meanwhile, COGS per hectoliter increased only 0.8% as a result of a decline in Brazil CSD & NANC helping offset the increase in Brazil Beer.  SG&A (excluding depreciation and amortization) grew 21.2% due to a mix of higher distribution costs, as well as tough comparables in administrative expenses and Brazil CSD & NANC commercial expenses.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	24,972.8			962.9	25,935.6	3.9%	3.9%
Net revenue	3,891.5			449.4	4,340.9	11.5%	11.5%
Net revenue/hl	155.8			11.5	167.4	7.4%	7.4%
COGS	(1,297.3)			(60.2)	(1,357.5)	4.6%	4.6%
COGS/hl	(51.9)			(0.4)	(52.3)	0.8%	0.8%
Gross profit	2,594.2			389.2	2,983.4	15.0%	15.0%
Gross margin	66.7%				68.7%	210 bps	210 bps
SG&A excl. deprec.&amort.	(1,032.7)			(218.6)	(1,251.3)	21.2%	21.2%
SG&A deprec.&amort.	(99.6)			(4.3)	(103.9)	4.3%	4.3%
SG&A total	(1,132.3)			(222.9)	(1,355.2)	19.7%	19.7%
Other operating income	159.7			7.8	167.5	4.9%	4.9%
Normalized EBIT	1,621.6			174.1	1,795.6	10.7%	10.7%
Normalized EBIT margin	41.7%				41.4%	-30 bps	-30 bps
Normalized EBITDA	1,850.4			225.1	2,075.5	12.2%	12.2%
Normalized EBITDA margin	47.6%				47.8%	30 bps	30 bps

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	52,492.2			2,288.5	54,780.7	4.4%	4.4%
Net revenue	8,487.2			760.0	9,247.2	9.0%	9.0%
Net revenue/hl	161.7			7.1	168.8	4.4%	4.4%
COGS	(2,676.0)			(159.1)	(2,835.1)	5.9%	5.9%
COGS/hl	(51.0)			(0.8)	(51.8)	1.5%	1.5%
Gross profit	5,811.2			600.9	6,412.1	10.3%	10.3%
Gross margin	68.5%				69.3%	90 bps	90 bps
SG&A excl. deprec.&amort.	(2,176.6)			(330.5)	(2,507.0)	15.2%	15.2%
SG&A deprec.&amort.	(194.6)			(16.8)	(211.4)	8.6%	8.6%
SG&A total	(2,371.1)			(347.3)	(2,718.4)	14.6%	14.6%
Other operating income	296.6			18.9	315.4	6.4%	6.4%
Normalized EBIT	3,736.7			272.5	4,009.2	7.3%	7.3%
Normalized EBIT margin	44.0%				43.4%	-70 bps	-70 bps
Normalized EBITDA	4,186.9			363.1	4,550.0	8.7%	8.7%
Normalized EBITDA margin	49.3%				49.2%	-10 bps	-10 bps

Second Quarter 2012 Results

July 31, 2012

Beer Brazil

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	18,436.2			509.9	18,946.0	2.8%	2.8%
Net revenue	3,261.9			332.5	3,594.4	10.2%	10.2%
Net revenue/hl	176.9			12.8	189.7	7.2%	7.2%
COGS	(981.1)			(61.6)	(1,042.7)	6.3%	6.3%
COGS/hl	(53.2)			(1.8)	(55.0)	3.4%	3.4%
Gross profit	2,280.8			271.0	2,551.8	11.9%	11.9%
Gross margin	69.9%				71.0%	110 bps	110 bps
SG&A excl. deprec.&amort.	(939.4)			(169.0)	(1,108.4)	18.0%	18.0%
SG&A deprec.&amort.	(75.0)			(3.6)	(78.6)	4.9%	4.9%
SG&A total	(1,014.4)			(172.6)	(1,187.0)	17.0%	17.0%
Other operating income	122.0			2.3	124.3	1.9%	1.9%
Normalized EBIT	1,388.4			100.6	1,489.1	7.2%	7.2%
Normalized EBIT margin	42.6%				41.4%	-110 bps	-110 bps
Normalized EBITDA	1,563.0			149.0	1,712.0	9.5%	9.5%
Normalized EBITDA margin	47.9%				47.6%	-30 bps	-30 bps

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	39,197.9			1,333.1	40,531.0	3.4%	3.4%
Net revenue	7,157.3			570.7	7,728.1	8.0%	8.0%
Net revenue/hl	182.6			8.1	190.7	4.4%	4.4%
COGS	(2,068.1)			(98.5)	(2,166.6)	4.8%	4.8%
COGS/hl	(52.8)			(0.7)	(53.5)	1.3%	1.3%
Gross profit	5,089.2			472.2	5,561.5	9.3%	9.3%
Gross margin	71.1%				72.0%	90 bps	90 bps
SG&A excl. deprec.&amort.	(1,939.8)			(271.8)	(2,211.6)	14.0%	14.0%
SG&A deprec.&amort.	(147.0)			(13.6)	(160.6)	9.3%	9.3%
SG&A total	(2,086.8)			(285.4)	(2,372.2)	13.7%	13.7%
Other operating income	232.4			8.9	241.3	3.8%	3.8%
Normalized EBIT	3,234.8			195.7	3,430.6	6.1%	6.1%
Normalized EBIT margin	45.2%				44.4%	-80 bps	-80 bps
Normalized EBITDA	3,581.6			278.1	3,859.7	7.8%	7.8%
Normalized EBITDA margin	50.0%				49.9%	-10 bps	-10 bps

Beer volumes increased 2.8%, which was slightly below industry growth for the quarter given some market share loss (-20 bps versus 2Q11).

Our Net revenue/hl grew 7.2% in Q2 2012 as a result of price increases, better premium products mix and greater direct distribution weight.

COGS/hl posted 3.4% growth in the quarter.  Currency gains stemming from the execution of our hedging policy partially offset higher depreciation of our industrial assets and greater raw materials (mainly malt).

SG&A (excluding depreciation and amortization) grew by 18.0% in the quarter mainly due to general inflation, higher volumes, timing of bonus accrual when compared to Q2 2011 and higher logistics costs, which were also impacted by increased weight of direct distribution.

Beer Brazil normalized EBITDA reached R$ 1,712.0 million (+9.5% versus the same period last year).

Second Quarter 2012 Results

July 31, 2012

CSD & NANC Brazil

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	6,536.6			453.0	6,989.6	6.9%	6.9%
Net revenue	629.6			116.9	746.5	18.6%	18.6%
Net revenue/hl	96.3			10.5	106.8	10.9%	10.9%
COGS	(316.2)			1.3	(314.8)	-0.4%	-0.4%
COGS/hl	(48.4)			3.3	(45.0)	-6.9%	-6.9%
Gross profit	313.4			118.2	431.6	37.7%	37.7%
Gross margin	49.8%				57.8%	800 bps	800 bps
SG&A excl. deprec.&amort.	(93.3)			(49.6)	(142.9)	53.2%	53.2%
SG&A deprec.&amort.	(24.6)			(0.7)	(25.3)	2.7%	2.7%
SG&A total	(117.9)			(50.3)	(168.2)	42.7%	42.7%
Other operating income	37.6			5.5	43.2	14.6%	14.6%
Normalized EBIT	233.1			73.5	306.6	31.5%	31.5%
Normalized EBIT margin	37.0%				41.1%	400 bps	400 bps
Normalized EBITDA	287.5			76.1	363.6	26.5%	26.5%
Normalized EBITDA margin	45.7%				48.7%	300 bps	300 bps

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	13,294.4			955.3	14,249.7	7.2%	7.2%
Net revenue	1,329.9			189.3	1,519.2	14.2%	14.2%
Net revenue/hl	100.0			6.6	106.6	6.6%	6.6%
COGS	(607.9)			(60.6)	(668.5)	10.0%	10.0%
COGS/hl	(45.7)			(1.2)	(46.9)	2.6%	2.6%
Gross profit	722.0			128.7	850.7	17.8%	17.8%
Gross margin	54.3%				56.0%	170 bps	170 bps
SG&A excl. deprec.&amort.	(236.7)			(58.7)	(295.4)	24.8%	24.8%
SG&A deprec.&amort.	(47.6)			(3.2)	(50.8)	6.7%	6.7%
SG&A total	(284.3)			(61.9)	(346.2)	21.8%	21.8%
Other operating income	64.1			10.0	74.1	15.6%	15.6%
Normalized EBIT	501.8			76.8	578.6	15.3%	15.3%
Normalized EBIT margin	37.7%				38.1%	40 bps	40 bps
Normalized EBITDA	605.3			85.0	690.4	14.0%	14.0%
Normalized EBITDA margin	45.5%				45.4%	-10 bps	-10 bps

Volumes for Brazil CSD & NANC expanded 6.9% in the second quarter, and market share remained stable at an average of 17.8%.

Better pricing drove our 10.9% organic growth in Net revenues/hl, partially offset by taxes.

COGS/hl reduced by 6.9% because of gains with currency hedges, lower aggregate raw materials and packaging costs.

SG&A (excluding depreciation and amortization) increased 53.2% because of general inflation, tough comparables given timing of bonus accrual and mainly sales and marketing expenses when compared to the same quarter last year, as well as higher distribution expenses impacted by increased volumes.

As a result, Brazil CSD & NANC normalized EBITDA improved by 26.5%, reaching R$ 363.6 million.

Second Quarter 2012 Results

July 31, 2012

HILA-ex

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume total ('000 hl)	1,531.7	630.0		(50.7)	2,111.0	37.8%	-3.4%
Beer volume ('000 hl)	576.9	605.1		5.8	1,187.8	105.9%	1.0%
CSD volume ('000 hl)	954.8	24.9		(56.5)	923.2	-3.3%	-6.1%
Net revenue	112.9	160.4	25.7	8.3	307.3	172.2%	7.1%
Net revenue/hl	73.7	52.7	12.2	7.0	145.6	97.5%	8.9%
COGS	(70.9)	(81.7)	(17.5)	(10.0)	(180.1)	154.1%	13.0%
COGS/hl	(46.3)	(24.3)	(8.3)	(6.4)	(85.3)	84.4%	12.7%
Gross profit	42.0	78.7	8.1	(1.7)	127.2	nm	-4.1%
Gross margin	37.2%				41.4%	420 bps	-360 bps
SG&A excl. deprec.&amort.	(56.6)	(41.9)	(13.0)	(8.0)	(119.5)	111.0%	13.3%
SG&A deprec.&amort.	(8.2)	(2.6)	(0.7)	4.8	(6.8)	-17.3%	-59.7%
SG&A total	(64.9)	(44.5)	(13.7)	(3.3)	(126.3)	94.7%	4.8%
Other operating income/expenses	(0.1)	2.4	(0.5)	0.3	2.2	nm	-157.9%
Normalized EBIT	(23.0)	36.7	(6.0)	(4.6)	3.1	113.5%	-16.3%
Normalized EBIT margin	-20.3%				1.0%	nm	-210 bps
Normalized EBITDA	(9.5)	52.2	(2.8)	(2.8)	37.2	nm	-19.2%
Normalized EBITDA margin	-8.4%				12.1%	nm	-140 bps

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume total ('000 hl)	3,130.7	630.0		25.2	3,785.9	20.9%	0.8%
Beer volume ('000 hl)	1,105.2	605.1		63.2	1,773.5	60.5%	5.8%
CSD volume ('000 hl)	2,025.5	24.9		(38.0)	2,012.4	-0.6%	-1.9%
Net revenue	236.3	160.4	36.6	27.7	461.0	95.1%	11.5%
Net revenue/hl	75.5	30.0	9.7	6.6	121.8	61.3%	8.5%
COGS	(154.5)	(81.7)	(24.2)	(17.0)	(277.4)	79.5%	10.6%
COGS/hl	(49.4)	(13.5)	(6.4)	(4.1)	(73.3)	48.4%	7.9%
Gross profit	81.8	78.7	12.4	10.7	183.6	124.6%	13.4%
Gross margin	34.6%				39.8%	520 bps	60 bps
SG&A excl. deprec.&amort.	(116.8)	(41.9)	(17.9)	(21.3)	(197.9)	69.4%	17.7%
SG&A deprec.&amort.	(16.5)	(2.6)	(1.5)	3.0	(17.6)	6.6%	-18.7%
SG&A total	(133.4)	(44.5)	(19.4)	(18.3)	(215.6)	61.6%	13.4%
Other operating income/expenses	0.6	2.4	(0.1)	(1.7)	1.3	102.2%	nm
Normalized EBIT	(51.0)	36.7	(7.1)	(9.2)	(30.7)	39.9%	-16.4%
Normalized EBIT margin	-21.6%				-6.6%	nm	-100 bps
Normalized EBITDA	(23.8)	52.2	(3.1)	(4.9)	20.5	186.2%	-16.9%
Normalized EBITDA margin	-10.1%				4.4%	nm	-60 bps

With the closing of the strategic alliance in the Caribbean, starting in Q2 2012 we will present as a scope the consolidation of Cervecería Nacional Dominicana together with AmbevDominicana’s operating performance as from May.  As a result, organic changes in Q2 2012 include only AmbevDominicana figures for April, and also our operations in Guatemala, Peru and Ecuador.

Volumes decreased 3.4% organically in Q2 2012 given a tough comparison with the same period last year, which enjoyed relevant volume and market share increases in most of the countries of the region (especially in the Dom. Republic).  Net revenue/hl was up 8.9% due to the implementation of our pricing initiatives in the region.

COGS/hl increased by 12.7% in the second quarter, while SG&A (excluding depreciation and amortization) increased 13.3% mainly due to higher commercial and distribution expenses required to implement our strategy in the region.

HILA-ex reported positive normalized EBITDA of R$ 37.2 million.

Second Quarter 2012 Results

July 31, 2012

Latin America South (LAS)

Our LAS operations achieved an organic EBITDA growth of 7.8% and a consolidated EBITDA of R$ 410.8 million in the quarter.  LAS volumes were 0.9% lower than Q2 2011 (+1.5% for the year to date), driven by industry decline in Argentina, Bolivia and Paraguay, though we continued to deliver gross margin expansion thanks to good net revenue per hectoliter performance.  The increase in SG&A (excluding depreciation and amortization) came primarily from continued higher distribution expenses (mainly labor-related) plus timing of sales and marketing investments to support our brand performance.  YTD we delivered normalized EBITDA of R$ 1,094.5 million, representing an organic growth of 16.6%.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	6,760.2			(60.5)	6,699.7	-0.9%	-0.9%
Net revenue	824.5		128.7	123.6	1,076.9	30.6%	15.0%
Net revenue/hl	122.0		19.2	19.6	160.7	31.8%	16.0%
COGS	(357.7)		(49.1)	(52.0)	(458.8)	28.3%	14.5%
COGS/hl	(52.9)		(7.3)	(8.2)	(68.5)	29.4%	15.6%
Gross profit	466.8		79.6	71.7	618.1	32.4%	15.4%
Gross margin	56.6%				57.4%	80 bps	20 bps
SG&A excl. deprec.&amort.	(183.6)		(27.9)	(49.7)	(261.2)	42.3%	27.1%
SG&A deprec.&amort.	(19.1)		(2.1)	(0.4)	(21.6)	13.2%	2.3%
SG&A total	(202.6)		(29.9)	(50.2)	(282.8)	39.5%	24.8%
Other operating income/expenses	(2.4)		(0.2)	(2.2)	(4.8)	100.5%	93.1%
Normalized EBIT	261.7		49.5	19.3	330.5	26.3%	7.4%
Normalized EBIT margin	31.7%				30.7%	-110 bps	-210 bps
Normalized EBITDA	328.1		57.1	25.5	410.8	25.2%	7.8%
Normalized EBITDA margin	39.8%				38.1%	-170 bps	-250 bps

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	16,293.8			242.0	16,535.7	1.5%	1.5%
Net revenue	1,983.4		143.3	396.9	2,523.6	27.2%	20.0%
Net revenue/hl	121.7		8.7	22.2	152.6	25.4%	18.3%
COGS	(783.3)		(52.7)	(153.6)	(989.6)	26.3%	19.6%
COGS/hl	(48.1)		(3.2)	(8.6)	(59.8)	24.5%	17.9%
Gross profit	1,200.1		90.5	243.3	1,533.9	27.8%	20.3%
Gross margin	60.5%				60.8%	30 bps	10 bps
SG&A excl. deprec.&amort.	(413.0)		(29.1)	(96.6)	(538.7)	30.4%	23.4%
SG&A deprec.&amort.	(37.9)		(2.1)	(1.8)	(41.8)	10.5%	4.9%
SG&A total	(450.8)		(31.3)	(98.4)	(580.5)	28.8%	21.8%
Other operating income/expenses	(6.9)		0.5	(6.4)	(12.8)	85.4%	93.0%
Normalized EBIT	742.4		59.8	138.4	940.6	26.7%	18.6%
Normalized EBIT margin	37.4%				37.3%	-20 bps	-40 bps
Normalized EBITDA	880.0		68.7	145.8	1,094.5	24.4%	16.6%
Normalized EBITDA margin	44.4%				43.4%	-100 bps	-130 bps

Second Quarter 2012 Results

July 31, 2012

LAS Beer

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	4,163.0			(68.8)	4,094.2	-1.7%	-1.7%
Net revenue	603.3		96.2	79.1	778.6	29.0%	13.1%
Net revenue/hl	144.9		23.5	21.7	190.2	31.2%	15.0%
COGS	(212.2)		(29.0)	(25.9)	(267.2)	25.9%	12.2%
COGS/hl	(51.0)		(7.1)	(7.2)	(65.3)	28.0%	14.1%
Gross profit	391.1		67.2	53.1	511.4	30.8%	13.6%
Gross margin	64.8%				65.7%	90 bps	30 bps
SG&A excl. deprec.&amort.	(136.6)		(19.5)	(25.6)	(181.6)	33.0%	18.7%
SG&A deprec.&amort.	(11.7)		(1.3)	0.2	(12.8)	9.2%	-2.0%
SG&A total	(148.3)		(20.8)	(25.3)	(194.4)	31.1%	17.1%
Other operating income/expenses	(4.8)		(0.2)	(1.7)	(6.7)	39.5%	34.6%
Normalized EBIT	238.0		46.2	26.1	310.3	30.4%	11.0%
Normalized EBIT margin	39.4%				39.9%	40 bps	-70 bps
Normalized EBITDA	290.1		52.5	31.1	373.7	28.8%	10.7%
Normalized EBITDA margin	48.1%				48.0%	-10 bps	-100 bps

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	10,204.5			100.5	10,304.9	1.0%	1.0%
Net revenue	1,457.7		113.9	257.3	1,829.0	25.5%	17.6%
Net revenue/hl	142.9		11.1	23.6	177.5	24.2%	16.5%
COGS	(452.3)		(34.4)	(77.0)	(563.7)	24.6%	17.0%
COGS/hl	(44.3)		(3.3)	(7.0)	(54.7)	23.4%	15.9%
Gross profit	1,005.4		79.5	180.3	1,265.3	25.8%	17.9%
Gross margin	69.0%				69.2%	20 bps	20 bps
SG&A excl. deprec.&amort.	(298.9)		(22.0)	(56.5)	(377.4)	26.3%	18.9%
SG&A deprec.&amort.	(23.1)		(1.5)	0.2	(24.5)	5.7%	-0.7%
SG&A total	(322.0)		(23.5)	(56.4)	(401.9)	24.8%	17.5%
Other operating income/expenses	(9.5)		0.5	(5.3)	(14.3)	50.3%	55.1%
Normalized EBIT	673.9		56.5	118.7	849.1	26.0%	17.6%
Normalized EBIT margin	46.2%				46.4%	20 bps	bps
Normalized EBITDA	782.8		64.2	123.2	970.1	23.9%	15.7%
Normalized EBITDA margin	53.7%				53.0%	-70 bps	-90 bps

Beer volumes contracted organically 1.7% in the quarter, reflecting the economic downturn in the Argentine market, as well as difficult macro environment in Paraguay, and, to a lesser extent, Bolivia.

Net revenue/hl grew 15.0% in organic terms in the quarter driven mostly by price increases in most of the countries where we operate to keep up with inflation.

COGS/hl increased 14.1% in the period mainly as a result of greater costs of raw materials (primarily malt), packaging (including aluminum and bottles) and labor.

SG&A (excluding depreciation and amortization) increased 18.7%, impacted by general inflation, higher labor expenses and commercial investments linked to innovation that was introduced in the market.

LAS Beer EBITDA increased 10.7% in the quarter totaling R$ 373.7.

Second Quarter 2012 Results

July 31, 2012

LAS CSD & NANC

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	2,597.2			8.3	2,605.5	0.3%	0.3%
Net revenue	221.2		32.5	44.6	298.3	34.9%	20.2%
Net revenue/hl	85.2		12.5	16.8	114.5	34.4%	19.8%
COGS	(145.5)		(20.1)	(26.0)	(191.7)	31.7%	17.9%
COGS/hl	(56.0)		(7.7)	(9.8)	(73.6)	31.3%	17.5%
Gross profit	75.6		12.4	18.6	106.6	41.0%	24.6%
Gross margin	34.2%				35.7%	160 bps	130 bps
SG&A excl. deprec.&amort.	(46.9)		(8.4)	(24.2)	(79.5)	69.4%	51.4%
SG&A deprec.&amort.	(7.4)		(0.8)	(0.7)	(8.8)	19.7%	9.1%
SG&A total	(54.3)		(9.2)	(24.8)	(88.3)	62.6%	45.7%
Other operating income/expenses	2.4		0.1	(0.6)	1.9	-20.3%	-23.9%
Normalized EBIT	23.7		3.3	(6.8)	20.2	-14.8%	-28.8%
Normalized EBIT margin	10.7%				6.8%	-390 bps	-440 bps
Normalized EBITDA	38.1		4.9	(5.9)	37.1	-2.7%	-15.6%
Normalized EBITDA margin	17.2%				12.4%	-480 bps	-510 bps

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	6,089.3			141.5	6,230.8	2.3%	2.3%
Net revenue	525.7		29.3	139.6	694.6	32.1%	26.6%
Net revenue/hl	86.3		4.7	20.4	111.5	29.1%	23.7%
COGS	(331.0)		(18.3)	(76.6)	(426.0)	28.7%	23.1%
COGS/hl	(54.4)		(2.9)	(11.1)	(68.4)	25.8%	20.3%
Gross profit	194.7		11.0	63.0	268.7	38.0%	32.4%
Gross margin	37.0%				38.7%	170 bps	170 bps
SG&A excl. deprec.&amort.	(114.1)		(7.1)	(40.1)	(161.3)	41.4%	35.1%
SG&A deprec.&amort.	(14.7)		(0.7)	(2.0)	(17.4)	18.2%	13.6%
SG&A total	(128.8)		(7.8)	(42.1)	(178.7)	38.7%	32.7%
Other operating income/expenses	2.6		0.1	(1.2)	1.5	-42.1%	-44.6%
Normalized EBIT	68.5		3.3	19.8	91.5	33.6%	28.9%
Normalized EBIT margin	13.0%				13.2%	10 bps	20 bps
Normalized EBITDA	97.3		4.6	22.6	124.4	27.9%	23.2%
Normalized EBITDA margin	18.5%				17.9%	-60 bps	-50 bps

CSD & NANC volumes in LAS increased 0.3% in the period despite industry decline in Argentina, where we gained market share.

Net revenue/hl registered an organic growth of 19.8% in the quarter as a result of price increases to keep up with inflation.

COGS/hl increased by 17.5% in the quarter mainly as a result of higher raw material and labor costs only partially offset by lower packaging costs.

SG&A expenses (excluding depreciation and amortization) increased 51.4%, mostly as a result of general inflation, timing of sales and marketing expenses and increasing transportation costs.

LAS CSD & NANC normalized EBITDA decreased organically 15.6% in the quarter, totaling R$ 37.1 million.

Second Quarter 2012 Results

July 31, 2012

Canada – Labatt

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	2Q11	Scope			2Q12	Reported	Organic
Volume ('000 hl)	2,917.0	(276.0)		(8.8)	2,632.2	-9.8%	-0.3%
Net revenue	982.8	(20.2)	118.1	19.6	1,100.3	12.0%	2.0%
Net revenue/hl	336.9	27.5	44.9	8.7	418.0	24.1%	2.4%
COGS	(292.7)	17.9	(32.9)	3.7	(304.0)	3.8%	-1.4%
COGS/hl	(100.3)	(3.7)	(12.5)	1.1	(115.5)	15.1%	-1.0%
Gross profit	690.1	(2.4)	85.3	23.3	796.3	15.4%	3.4%
Gross margin	70.2%				72.4%	220 bps	100 bps
SG&A excl. deprec.&amort.	(311.2)	1.9	(41.6)	(20.6)	(371.5)	19.4%	6.7%
SG&A deprec.&amort.	(9.4)		(1.3)		(10.6)	13.6%	0.2%
SG&A total	(320.6)	1.9	(42.8)	(20.6)	(382.2)	19.2%	6.5%
Other operating income/expenses	4.3		0.4	(0.3)	4.4	2.9%	-6.0%
Normalized EBIT	373.8	(0.5)	42.8	2.4	418.5	12.0%	0.7%
Normalized EBIT margin	38.0%				38.0%	bps	-50 bps
Normalized EBITDA	414.6	(0.5)	46.7	(8.5)	452.2	9.1%	-2.1%
Normalized EBITDA margin	42.2%				41.1%	-110 bps	-170 bps

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	5,061.5	(581.7)		26.7	4,506.6	-11.0%	0.6%
Net revenue	1,666.8	(45.7)	153.2	55.0	1,829.3	9.7%	3.4%
Net revenue/hl	329.3	32.6	34.0	10.1	405.9	23.3%	2.8%
COGS	(511.9)	38.5	(42.8)	5.1	(511.0)	-0.2%	-1.1%
COGS/hl	(101.1)	(4.5)	(9.5)	1.8	(113.4)	12.1%	-1.7%
Gross profit	1,155.0	(7.2)	110.4	60.1	1,318.3	14.1%	5.2%
Gross margin	69.3%				72.1%	280 bps	130 bps
SG&A excl. deprec.&amort.	(582.3)	3.5	(55.4)	(27.9)	(662.3)	13.7%	4.8%
SG&A deprec.&amort.	(19.2)		(1.7)	0.2	(20.8)	8.2%	-0.9%
SG&A total	(601.5)	3.5	(57.2)	(27.8)	(683.0)	13.5%	4.6%
Other operating income/expenses	6.5		0.4	(2.3)	4.6	-30.0%	-35.8%
Normalized EBIT	559.9	(3.7)	53.6	30.0	639.8	14.3%	5.4%
Normalized EBIT margin	33.6%				35.0%	140 bps	70 bps
Normalized EBITDA	639.0	(3.7)	58.7	6.9	700.9	9.7%	1.1%
Normalized EBITDA margin	38.3%				38.3%	bps	-90 bps

Second quarter organic volumes decreased by 0.3% versus last year as a result of a 0.2% domestic volume growth being offset by a decline in exports.  Industry remained stable and market share declined by 20 bps according to our estimates.

Net revenue/hl grew 2.4% through targeted price increases and mix improvement while COGS/hl decreased 1.0% in the quarter compared to the same period last year with lower depreciation offsetting increased input costs.

SG&A (excluding depreciation and amortization) increased by 6.7% in Q2 versus 2011 due to phasing of marketing activations around Budweiser and innovation launches.

Normalized EBITDA decreased by 2.1% in the quarter, totaling R$ 452.2 million.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.  Shipments to NAB ended in February 2012.

Second Quarter 2012 Results

July 31, 2012

Other operating income/(expenses)

Other operating income grew from R$ 161.5 million in Q2 2011 to R$ 169.3 million in Q2 2012 primarily because of an increase in government grants in Brazil and other gains, partially offset by higher provisions.

Other operating income/(expenses)	2Q11	2Q12	YTD11	YTD12

R$ million

Government grants/NPV of long term fiscal incentives	119.0	138.1	245.0	266.7
(Additions to)/reversals of provisions	19.1	(11.1)	16.3	(11.8)
Net gain on disposal of property, plant and equipment and intangible assets	3.1	(0.9)	5.2	(4.0)
Net other operating income	20.3	43.2	30.3	57.6

	161.5	169.3	296.8	308.5

Special items

Special items totaled an expense of R$ 26.8 million in the second quarter (compared to R$ 4.8 million in the samed period last year), mainly explained by fees and expenses in connection with the strategic alliance in the Caribbean.

Special items	2Q11	2Q12	YTD11	YTD12

R$ million

Restructuring	(4.8)	(7.7)	(5.3)	(7.7)
Acquisition of subsidiaries	-	(15.8)	-	(15.8)
Other special items	-	(3.3)	-	(3.3)

	(4.8)	(26.8)	(5.3)	(26.8)

Second Quarter 2012 Results

July 31, 2012

Net finance results

Our net finance result worsened by R$ 142.9 million in the quarter driven mainly by foreign exchange translation losses on intercompany payables and loans as a consequence of the BRL depreciation.  Given the nature of these transactions (intercompany payables and loans), the non-cash currency translation impact is reported in our income statement.  However, such impact is economically offset by the foreign exchange translation gains on offshore companies (reporting in USD and CAD) that are registered in equity.

Net finance results	2Q11	2Q12	YTD 11	YTD 12
R$ million

Interest income	129.8	71.1	198.8	144.7
Interest expenses	(140.9)	(103.1)	(299.8)	(157.6)
Gains/(losses) on derivative instruments	(1.9)	(3.8)	41.0	(32.0)
Gains/(losses) on non-derivative instruments	31.0	(39.2)	73.7	(21.1)
Taxes on financial transactions	(9.0)	(35.6)	(21.3)	(75.1)
Other financial income/(expenses), net	(34.4)	(57.8)	(63.2)	(87.2)

Net finance results	(25.4)	(168.3)	(70.8)	(228.3)

The Company’s total debt increased R$ 42.1 million since December 2011 to R$ 4,144.4 million in June 2012, while our net cash position was R$ 989.8 million (down from R$ 4,155.0 as of December 31, 2011).

	December 2011			June 2012
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,089.2	1,632.4	3,721.6	1,689.6	1,532.8	3,222.4
Foreign Currency	122.9	257.8	380.7	219.6	702.4	922.0
Consolidated Debt	2,212.1	1,890.2	4,102.3	1,909.3	2,235.2	4,144.4

Cash and Cash Equivalents			8,076.2			4,891.1
Current Investment Securities			193.4			244.0
Bank overdrafts			(12.3)			(0.9)

Net Debt/ (Cash)			(4,155.0)			(989.8)

Second Quarter 2012 Results

July 31, 2012

Provision for income tax & social contribution

Our weighted nominal tax rate was 31.9% in the period compared to 32.3% in Q2 2011, while the effective tax rate in the quarter was 16.8% compared to Q2 2011 rate of 16.3%.  This increase is a combination of a higher taxable basis and lower other tax adjustments, which offset the tax benefits related to interest on own capital payments.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	2Q11	2Q12	YTD 11	YTD 12
R$ million

Profit before tax	2,204.0	2,352.4	4,911.9	5,303.9

Adjustment on taxable basis
Non-taxable net financial and other income	(84.7)	(139.3)	(204.1)	(233.8)
Goverment grants (VAT)	(88.4)	(106.2)	(187.5)	(195.9)
Share of results of associates	(0.0)	0.3	(0.1)	(0.1)
Expenses not deductible for tax purposes	47.1	31.8	121.5	48.3
	2,078.0	2,139.0	4,641.7	4,922.4
Aggregated weighted nominal tax rate	32.3%	31.9%	32.6%	32.3%
Taxes – nominal rate	(670.6)	(682.1)	(1,514.1)	(1,590.9)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	124.3	135.6	250.9	272.9
Tax benefit - amortization on tax books	30.2	30.2	60.4	60.4
Other tax adjustments	157.7	121.6	242.6	278.0
Income tax and social contribution expense	(358.3)	(394.8)	(960.2)	(979.6)
Effective tax rate	16.3%	16.8%	19.5%	18.5%

Non-controlling interests

Non-controlling interests in subsidiaries corresponded to an expense totaling R$ 25.2 million in the second quarter compared to an expense of R$ 13.1 million the same period last year.

Following the closing of our strategic alliance in the Caribbean with CND this quarter, we are reporting an increase in the non-controlling interests in our balance sheet of around R$ 870 million.

Also as a consequence of the transaction, we recorded a non-current liability of approximately R$ 2.0 billion representing the IFRS accounting treatment for the put option associated with our investment in CND and there will also be an additional non-cash accretion expense in connection therewith impacting our net finance results going forward.  This expense will be approximately R$ 55 million per quarter, with approximately R$ 37 million having already been recognized in 2Q12.

Profit

We posted R$ 1,932.4 million of profit in the quarter compared to R$ 1,832.6 million in Q2 2011, an increase of 5.4%.

Second Quarter 2012 Results July 31, 2012 Page 18

Reconciliation between normalized EBITDA and profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q11	2Q12	YTD 11	YTD 12
Profit - Ambev holders	1,832.6	1,932.4	3,921.2	4,278.8
Non-controlling interest	13.1	25.2	30.5	45.4
Income tax expense	358.3	394.8	960.2	979.6
Profit before taxes	2,204.0	2,352.4	4,911.9	5,303.9
Share of results of associates	(0.0)	0.3	(0.1)	(0.1)
Net finance results	25.4	168.3	70.8	228.3
Special items	4.8	26.8	5.3	26.8
Normalized EBIT	2,234.1	2,547.8	4,988.0	5,558.9
Depreciation & amortization - total	349.5	427.9	694.2	807.0
Normalized EBITDA	2,583.6	2,975.7	5,682.1	6,365.9

Shareholding structure

The table below summarizes our shareholding structure as of June 30, 2012.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,296,288,468	74.0%	633,262,210	46.3%	1,929,550,678	61.9%
FAHZ	299,077,066	17.1%	0	0.0%	299,077,066	9.6%
Market	155,275,731	8.9%	734,480,622	53.7%	889,756,353	28.5%
Outstanding	1,750,641,265	100.0%	1,367,742,832	100.0%	3,118,384,097	100.0%
Treasury	494,066		283,741		777,807
TOTAL	1,751,135,331		1,368,026,573		3,119,161,904
Free float BM&FBovespa	151,251,733	8.6%	441,090,424	32.2%	592,342,157	19.0%
Free float NYSE	4,023,998	0.2%	293,390,198	21.5%	297,414,196	9.5%

.

Second Quarter 2012 Results

July 31, 2012

 Q2 2012 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	July 31st, 2012 (Tuesday)

Time:	12:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Home/Login/687850cb-bd8a-4b42-beb7-0c3297675e09

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10015569# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2012 Results July 31, 2012 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%
Volumes (000 hl)	18,436	18,946	2.8%	6,537	6,990	6.9%	24,973	25,936	3.9%	6,760	6,700	-0.9%	1,532	2,111	-3.4%	2,917	2,632	-0.3%	36,182	37,378	2.4%

R$ million
Net sales	3,261.9	3,594.4	10.2%	629.6	746.5	18.6%	3,891.5	4,340.9	11.5%	824.5	1,076.9	15.0%	112.9	307.3	7.1%	982.8	1,100.3	2.0%	5,811.6	6,825.4	10.4%
% of total	56.1%	52.7%		10.8%	10.9%		67.0%	63.6%		14.2%	15.8%		1.9%	4.5%		16.9%	16.1%		100.0%	100.0%
COGS	(981.1)	(1,042.7)	6.3%	(316.2)	(314.8)	-0.4%	(1,297.3)	(1,357.5)	4.6%	(357.7)	(458.8)	14.5%	(70.9)	(180.1)	13.0%	(292.7)	(304.0)	-1.4%	(2,018.6)	(2,300.4)	5.9%
% of total	48.6%	45.3%		15.7%	13.7%		64.3%	59.0%		17.7%	19.9%		3.5%	7.8%		14.5%	13.2%		100.0%	100.0%
Gross profit	2,280.8	2,551.8	11.9%	313.4	431.6	37.7%	2,594.2	2,983.4	15.0%	466.8	618.1	15.4%	42.0	127.2	-4.1%	690.1	796.3	3.4%	3,793.0	4,525.0	12.7%
% of total	60.1%	56.4%		8.3%	9.5%		68.4%	65.9%		12.3%	13.7%		1.1%	2.8%		18.2%	17.6%		100.0%	100.0%
SG&A	(1,014.4)	(1,187.0)	17.0%	(117.9)	(168.2)	42.7%	(1,132.3)	(1,355.2)	19.7%	(202.6)	(282.8)	24.8%	(64.9)	(126.3)	4.8%	(320.6)	(382.2)	6.5%	(1,720.4)	(2,146.5)	17.2%
% of total	59.0%	55.3%		6.9%	7.8%		65.8%	63.1%		11.8%	13.2%		3.8%	5.9%		18.6%	17.8%		100.0%	100.0%
Other operating income/(expenses)	122.0	124.3	1.9%	37.6	43.2	14.6%	159.7	167.5	4.9%	(2.4)	(4.8)	93.1%	(0.1)	2.2	-157.9%	4.3	4.4	-6.0%	161.5	169.3	3.5%
% of total	75.6%	73.4%		23.3%	25.5%		98.9%	98.9%		-1.5%	-2.8%		-0.1%	1.3%		2.6%	2.6%		100.0%	100.0%
Normalized EBIT	1,388.4	1,489.1	7.2%	233.1	306.6	31.5%	1,621.6	1,795.6	10.7%	261.7	330.5	7.4%	(23.0)	3.1	-16.3%	373.8	418.5	0.7%	2,234.1	2,547.8	8.6%
% of total	62.1%	58.4%		10.4%	12.0%		72.6%	70.5%		11.7%	13.0%		-1.0%	0.1%		16.7%	16.4%		100.0%	100.0%
Normalized EBITDA	1,563.0	1,712.0	9.5%	287.5	363.6	26.5%	1,850.4	2,075.5	12.2%	328.1	410.8	7.8%	(9.5)	37.2	-19.2%	414.6	452.2	-2.1%	2,583.6	2,975.7	9.3%
% of total	60.5%	57.5%		11.1%	12.2%		71.6%	69.8%		12.7%	13.8%		-0.4%	1.2%		16.0%	15.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-29.0%		-50.2%	-42.2%		-33.3%	-31.3%		-43.4%	-42.6%		-62.8%	-58.6%		-29.8%	-27.6%		-34.7%	-33.7%
Gross profit	69.9%	71.0%		49.8%	57.8%		66.7%	68.7%		56.6%	57.4%		37.2%	41.4%		70.2%	72.4%		65.3%	66.3%
SG&A	-31.1%	-33.0%		-18.7%	-22.5%		-29.1%	-31.2%		-24.6%	-26.3%		-57.5%	-41.1%		-32.6%	-34.7%		-29.6%	-31.4%
Other operating income/(expenses)	3.7%	3.5%		6.0%	5.8%		4.1%	3.9%		-0.3%	-0.4%		-0.1%	0.7%		0.4%	0.4%		2.8%	2.5%
Normalized EBIT	42.6%	41.4%		37.0%	41.1%		41.7%	41.4%		31.7%	30.7%		-20.3%	1.0%		38.0%	38.0%		38.4%	37.3%
Normalized EBITDA	47.9%	47.6%		45.7%	48.7%		47.6%	47.8%		39.8%	38.1%		-8.4%	12.1%		42.2%	41.1%		44.5%	43.6%

Per hectoliter - (R$/hl)
Net sales	176.9	189.7	7.2%	96.3	106.8	10.9%	155.8	167.4	7.4%	122.0	160.7	16.0%	73.7	145.6	16.0%	336.9	418.0	10.7%	160.6	182.6	7.7%
COGS	(53.2)	(55.0)	3.4%	(48.4)	(45.0)	-6.9%	(51.9)	(52.3)	0.8%	(52.9)	(68.5)	15.6%	(46.3)	(85.3)	23.2%	(100.3)	(115.5)	2.6%	(55.8)	(61.5)	3.4%
Gross profit	123.7	134.7	8.9%	47.9	61.8	28.8%	103.9	115.0	10.7%	69.0	92.3	16.4%	27.4	60.3	3.7%	236.6	302.5	14.2%	104.8	121.1	10.0%
SG&A	(55.0)	(62.7)	13.9%	(18.0)	(24.1)	33.4%	(45.3)	(52.3)	15.2%	(30.0)	(42.2)	25.9%	(42.4)	(59.8)	12.9%	(109.9)	(145.2)	17.3%	(47.5)	(57.4)	14.4%
Other operating income/(expenses)	6.6	6.6	-0.9%	5.8	6.2	7.2%	6.4	6.5	1.0%	(0.4)	(0.7)	94.8%	(0.1)	1.0	nm	1.5	1.7	4.1%	4.5	4.5	1.1%
Normalized EBIT	75.3	78.6	4.4%	35.7	43.9	23.0%	64.9	69.2	6.6%	38.7	49.3	8.3%	(15.0)	1.5	28.7%	128.1	159.0	11.4%	61.7	68.2	6.0%
Normalized EBITDA	84.8	90.4	6.6%	44.0	52.0	18.3%	74.1	80.0	8.0%	48.5	61.3	8.8%	(6.2)	17.6	42.9%	142.1	171.8	8.4%	71.4	79.6	6.7%

.

Second Quarter 2012 Results July 31, 2012 Page 21

Ambev - Segment financial information
Organic Results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%
Volumes (000 hl)	39,198	40,531	3.4%	13,294	14,250	7.2%	52,492	54,781	4.4%	16,294	16,536	1.5%	3,131	3,786	0.8%	5,062	4,507	0.6%	76,978	79,609	3.4%

R$ million
Net sales	7,157.3	7,728.1	8.0%	1,329.9	1,519.2	14.2%	8,487.2	9,247.2	9.0%	1,983.4	2,523.6	20.0%	236.3	461.0	11.5%	1,666.8	1,829.3	3.4%	12,373.7	14,061.1	10.1%
% of total	57.8%	55.0%		10.7%	10.8%		68.6%	65.8%		16.0%	17.9%		1.9%	3.3%		13.5%	13.0%		100.0%	100.0%
COGS	(2,068.1)	(2,166.6)	4.8%	(607.9)	(668.5)	10.0%	(2,676.0)	(2,835.1)	5.9%	(783.3)	(989.6)	19.6%	(154.5)	(277.4)	10.6%	(511.9)	(511.0)	-1.1%	(4,125.7)	(4,613.1)	7.9%
% of total	50.1%	47.0%		14.7%	14.5%		64.9%	61.5%		19.0%	21.5%		3.7%	6.0%		12.4%	11.1%		100.0%	100.0%
Gross profit	5,089.2	5,561.5	9.3%	722.0	850.7	17.8%	5,811.2	6,412.1	10.3%	1,200.1	1,533.9	20.3%	81.8	183.6	13.4%	1,155.0	1,318.3	5.2%	8,248.1	9,448.0	11.1%
% of total	61.7%	58.9%		8.8%	9.0%		70.5%	67.9%		14.6%	16.2%		1.0%	1.9%		14.0%	14.0%		100.0%	100.0%
SG&A	(2,086.8)	(2,372.2)	13.7%	(284.3)	(346.2)	21.8%	(2,371.1)	(2,718.4)	14.6%	(450.8)	(580.5)	21.8%	(133.4)	(215.6)	13.4%	(601.5)	(683.0)	4.6%	(3,556.9)	(4,197.5)	13.8%
% of total	58.7%	56.5%		8.0%	8.2%		66.7%	64.8%		12.7%	13.8%		3.8%	5.1%		16.9%	16.3%		100.0%	100.0%
Other operating income/(expenses)	232.4	241.3	3.8%	64.1	74.1	15.6%	296.6	315.4	6.4%	(6.9)	(12.8)	93.0%	0.6	1.3	nm	6.5	4.6	-35.8%	296.8	308.5	2.8%
% of total	78.3%	78.2%		21.6%	24.0%		99.9%	102.3%		-2.3%	-4.2%		0.2%	0.4%		2.2%	1.5%		100.0%	100.0%
Normalized EBIT	3,234.8	3,430.6	6.1%	501.8	578.6	15.3%	3,736.7	4,009.2	7.3%	742.4	940.6	18.6%	(51.0)	(30.7)	-16.4%	559.9	639.8	5.4%	4,988.0	5,558.9	8.7%
% of total	64.9%	61.7%		10.1%	10.4%		74.9%	72.1%		14.9%	16.9%		-1.0%	-0.6%		11.2%	11.5%		100.0%	100.0%
Normalized EBITDA	3,581.6	3,859.7	7.8%	605.3	690.4	14.0%	4,186.9	4,550.0	8.7%	880.0	1,094.5	16.6%	(23.8)	20.5	-16.9%	639.0	700.9	1.1%	5,682.1	6,365.9	9.0%
% of total	63.0%	60.6%		10.7%	10.8%		73.7%	71.5%		15.5%	17.2%		-0.4%	0.3%		11.2%	11.0%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.9%	-28.0%		-45.7%	-44.0%		-31.5%	-30.7%		-39.5%	-39.2%		-65.4%	-60.2%		-30.7%	-27.9%		-33.3%	-32.8%
Gross profit	71.1%	72.0%		54.3%	56.0%		68.5%	69.3%		60.5%	60.8%		34.6%	39.8%		69.3%	72.1%		66.7%	67.2%
SG&A	-29.2%	-30.7%		-21.4%	-22.8%		-27.9%	-29.4%		-22.7%	-23.0%		-56.4%	-46.8%		-36.1%	-37.3%		-28.7%	-29.9%
Other operating income/(expenses)	3.2%	3.1%		4.8%	4.9%		3.5%	3.4%		-0.3%	-0.5%		0.3%	0.3%		0.4%	0.2%		2.4%	2.2%
Normalized EBIT	45.2%	44.4%		37.7%	38.1%		44.0%	43.4%		37.4%	37.3%		-21.6%	-6.6%		33.6%	35.0%		40.3%	39.5%
Normalized EBITDA	50.0%	49.9%		45.5%	45.4%		49.3%	49.2%		44.4%	43.4%		-10.1%	4.4%		38.3%	38.3%		45.9%	45.3%

Per hectoliter - (R$/hl)
Net sales	182.6	190.7	4.4%	100.0	106.6	6.6%	161.7	168.8	4.4%	121.7	152.6	18.3%	75.5	121.8	12.1%	329.3	405.9	12.9%	160.7	176.6	6.4%
COGS	(52.8)	(53.5)	1.3%	(45.7)	(46.9)	2.6%	(51.0)	(51.8)	1.5%	(48.1)	(59.8)	17.9%	(49.4)	(73.3)	13.1%	(101.1)	(113.4)	2.7%	(53.6)	(57.9)	4.3%
Gross profit	129.8	137.2	5.7%	54.3	59.7	9.9%	110.7	117.1	5.7%	73.7	92.8	18.5%	26.1	48.5	10.1%	228.2	292.5	17.5%	107.1	118.7	7.5%
SG&A	(53.2)	(58.5)	9.9%	(21.4)	(24.3)	13.6%	(45.2)	(49.6)	9.9%	(27.7)	(35.1)	20.1%	(42.6)	(56.9)	14.1%	(118.8)	(151.6)	16.9%	(46.2)	(52.7)	10.1%
Other operating income/(expenses)	5.9	6.0	0.4%	4.8	5.2	7.8%	5.6	5.8	1.9%	(0.4)	(0.8)	90.2%	0.2	0.3	nm	1.3	1.0	nm	3.9	3.9	-0.5%
Normalized EBIT	82.5	84.6	2.6%	37.7	40.6	7.6%	71.2	73.2	2.8%	45.6	56.9	16.9%	(16.3)	(8.1)	23.7%	110.6	142.0	17.6%	64.8	69.8	5.1%
Normalized EBITDA	91.4	95.2	4.2%	45.5	48.4	6.4%	79.8	83.1	4.1%	54.0	66.2	14.9%	(7.6)	5.4	33.6%	126.2	155.5	12.9%	73.8	80.0	5.4%

Second Quarter 2012 Results July 31, 2012 Page 22

CONSOLIDATED BALANCE SHEET	June 2012	December 2011
R$ million
Assets
Current assets
Cash and cash equivalents	4,891.1	8,076.2
Investment securities (CURRENT)	244.0	193.4
Trade and other receivables (current)	3,853.8	3,879.7
Inventories	2,572.5	2,238.5
Income tax receivable	136.3	291.3
Assets held for sale	4.2	0.4
	11,702.0	14,679.5
Non-current assets
Investment securities	277.6	242.1
Trade and other receivables	1,869.0	1,232.0
Deferred tax assets	1,857.0	1,447.1
Income tax receivable (non-current)	12.3	16.3
Employee benefits	18.5	18.5
Investments in associates	23.2	21.7
Property, plant and equipment	10,409.2	9,265.2
Intangible assets	2,636.1	1,763.0
Goodwill	19,717.0	17,454.0
	36,820.0	31,459.9

Total assets	48,522.0	46,139.4

Equity and liabilities
Current liabilities
Trade and other payables	9,106.4	11,288.0
Interest-bearing loans and borrowings (current)	1,909.3	2,212.1
Bank overdrafts	0.9	12.3
Income tax and social contribution payable	1,036.5	793.9
Provisions	115.7	101.6
	12,168.8	14,407.9
Non-current liabilities
Trade and other payables (NON CURRENT)	3,080.1	1,196.6
Interest-bearing loans and borrowings	2,235.2	1,890.2
Deferred tax liabilities	984.3	734.5
Provisions (non-CURRENT)	528.1	478.4
Employee benefits (non CURRENT)	1,692.2	1,603.0
	8,519.9	5,902.7

Total liabilities	20,688.7	20,310.6

Equity
Issued capital	11,743.1	8,303.9
Reserves	11,845.2	17,307.4
Retained earnings	3,139.7	-
Equity attributable to equity holders of Ambev	26,728.0	25,611.3
Non-controlling interests	1,105.3	217.5
Total Equity	27,833.3	25,828.8

Total equity and liabilities	48,522.0	46,139.4

.

Second Quarter 2012 Results July 31, 2012 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	2Q12	2Q11	YTD 12	YTD 11
R$ million

Net sales	6,825.4	5,811.6	14,061.1	12,373.7
Cost of sales	(2,300.4)	(2,018.6)	(4,613.1)	(4,125.7)
Gross profit	4,525.0	3,793.0	9,448.0	8,248.1

Sales and marketing expenses	(1,803.5)	(1,510.8)	(3,550.9)	(3,024.6)
Administrative expenses	(343.0)	(209.6)	(646.6)	(532.2)
Other operating income/(expenses)	169.3	161.5	308.5	296.8

Normalized EBIT	2,547.8	2,234.1	5,558.9	4,988.0

Special items	(26.8)	(4.8)	(26.8)	(5.3)

Income from operations (EBIT)	2,521.0	2,229.4	5,532.2	4,982.7

Net finance results	(168.3)	(25.4)	(228.3)	(70.8)
Share of results of associates	(0.3)	0.0	0.1	0.1

Profit before income tax	2,352.4	2,204.0	5,303.9	4,911.9

Income tax expense	(394.8)	(358.3)	(979.6)	(960.2)

Profit	1,957.6	1,845.7	4,324.3	3,951.7
Attributable to:
Equity holders of Ambev	1,932.4	1,832.6	4,278.8	3,921.2
Non-controlling interest	25.2	13.1	45.4	30.5

Nº of basic shares outstanding	3,117.3	3,104.1	3,117.6	3,103.6
Nº of diluted shares outstanding	3,131.4	3,117.2	3,134.7	3,116.2

Basic earnings per share (preferred)	0.65	0.62	1.45	1.33
Basic earnings per share (common)	0.59	0.57	1.32	1.21
Diluted earnings per share (preferred)	0.65	0.62	1.44	1.32
Diluted earnings per share (common)	0.59	0.57	1.31	1.21

Second Quarter 2012 Results July 31, 2012 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q12	2Q11	YTD 12	YTD 11

R$ million
Cash Flows from Operating Activities
Profit	1,957.6	1,845.7	4,324.3	3,951.7
Depreciation, amortization and impairment	427.9	349.5	807.0	694.1
Impairment losses on receivables and inventories	35.8	18.1	68.5	35.1
Additions/(reversals) in provisions and employee benefits	43.6	6.5	77.0	30.5
Net finance cost	168.3	25.4	228.3	70.8
Other non-cash items included in the profit	(51.6)	(3.5)	(108.6)	(42.7)
Loss/(gain) on sale of property, plant and equipment and intangible assets	0.9	(2.0)	3.6	(4.2)
Loss/(gain) on assets held for sale	3.3	(1.2)	3.7	(1.0)
Equity-settled share-based payment expense	30.0	27.4	63.2	56.7
Income tax expense	394.8	358.3	979.6	960.2
Share of result of associates	0.3	(0.0)	(0.1)	(0.1)
Cash flow from operating activities before changes in working capital and use of provisions	3,010.9	2,624.3	6,446.5	5,751.3
Decrease/(increase) in trade and other receivables	196.8	(237.0)	161.1	87.9
Decrease/(increase) in inventories	(83.7)	130.0	(254.6)	(231.1)
Increase/(decrease) in trade and other payables	(374.9)	72.0	(2,345.8)	(1,034.9)
Cash generated from operations	2,749.0	2,589.3	4,007.2	4,573.2
Interest paid	(32.6)	(55.0)	(132.9)	(283.2)
Interest received	109.8	39.6	348.3	125.4
Income tax paid	(229.4)	(150.1)	(918.7)	(756.0)
Cash flow from operating activities	2,596.8	2,423.9	3,303.9	3,659.4
Proceeds from sale of property, plant, equipment and intangible assets	3.7	4.0	11.8	11.7
Repayments of loans granted	-	(0.3)	-	-
Acquisition of property, plant, equipment and intangible assets	(628.2)	(1,001.7)	(993.8)	(1,582.5)
Acquisition of subsidiaries, net of cash acquired	(2,453.3)	-	(2,453.3)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	1,226.8	544.1	(43.8)	542.5
Net proceeds/(acquisition) of other assets	(6.8)	1.9	(13.0)	3.1
Cash flow used in investing activities	(1,857.9)	(451.9)	(3,492.0)	(1,025.2)
Capital increase	20.4	4.8	26.3	5.0
Advancement for future capital increase	170.5	198.7	170.5	198.7
Proceeds from borrowings	(57.5)	96.2	649.3	175.0
Proceeds/repurchase of treasury shares	(20.0)	(4.2)	(20.2)	(4.2)
Repayment of borrowings	(335.8)	(1,455.5)	(1,318.7)	(1,600.8)
Cash net finance costs other than interests	(160.2)	(78.2)	(143.3)	(91.9)
Payment of finance lease liabilities	(3.1)	(2.9)	(4.1)	(3.7)
Dividends (paid)/received	(2,465.8)	(29.5)	(2,531.3)	(1,838.6)
Cash flow used in financing activities	(2,851.4)	(1,270.6)	(3,171.4)	(3,160.5)
Net increase/(decrease) in cash and cash equivalents	(2,112.5)	701.4	(3,359.5)	(526.2)
Cash and cash equivalents less bank overdrafts at beginning of period	6,706.6	4,628.7	8,063.9	5,908.3
Effect of exchange rate fluctuations	296.2	(103.7)	185.8	(155.7)
Cash and cash equivalents less bank overdrafts at end of period	4,890.2	5,226.4	4,890.2	5,226.4

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer